12011230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 21 2012
Washington, DC
123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockwell Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Penn Plaza – Suite 1624
(No. and Street)

New York	New York	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Sakol — (212) 601 - 9950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020 - 1299
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Daniel Sakol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockwell Securities LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN H. HERCULE
Notary Public, State of New York
Qualified in Queens County
Req. #01HE6140275
My Commission Expires Jan. 23, 2014

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rockwell Securities LLC
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	191,180
Deposits with clearing broker		52,275
Receivable from clearing broker		323,826
Receivable from affiliate		400
Prepaid expenses		47,291
Property and equipment, net		9,818
Other assets		423
Total assets	$	625,213
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	259,170
Rent payable		38,500
Due to affiliate		13,434
Total liabilities		311,104
Commitments		
Member's equity		314,109
Total liabilities and member's equity	$	625,213

The accompanying notes are an integral part of this financial statement.

1. Organization

Rockwell Securities LLC (the "Company") was organized on July 26, 2006, under the laws of the State of Delaware. The Company is a registered broker and dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. On April 18, 2007, the Company became a member of the Financial Industry Regulatory Authority.

The Company is engaged in executing transactions on behalf of its clients. The Company operates under a clearing agreement with another broker, whereby such broker assumes and maintains the Company's customers' accounts.

The Company is wholly-owned by Rockwell Management LLC ("Member"). The liability of the Member for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts and all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to federal and state income taxes. The Company's sole member is liable for the income taxes on the Company's income and losses. However, the Company is subject to New York City Unincorporated Business Tax.

Generally, the Company's U.S. tax returns are subject to examination by Federal and state authorities for a period of three years from the later of either the due date of such returns or the actual date the returns were filed. As of December 31, 2011, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations, and it will continue to evaluate for uncertain tax positions in the future.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. The Company's property and equipment consist of office furniture, which are being depreciated over a useful life of five years. At December 31, 2011, the cost and accumulated depreciation of these assets is $39,518 and $29,700 respectively.

3. Receivable from Clearing Broker

Receivable from clearing broker results from the Company's normal securities transactions.

4. Leases

The Company is obligated under an operating lease for its office premises, which expires on February 1, 2013.

Future annual minimum rent payments are as follows:

Year Ended December 31,	Amount
2012	$ 244,611
2013	20,424
	$ 265,035

5. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary amounts up to statutory limitations. The Company is not required to make matching contributions and no contribution was made for the year ended December 31, 2011.

6. Clearance Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $50,000 with the clearing broker.

7. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2011, the Company had net capital, as defined, of $237,246, which exceeded the required minimum net capital of $20,740 by $216,506. Aggregate indebtedness at December 31, 2011, totaled $311,104. The ratio of aggregate indebtedness to net capital was 1.31 to 1.

8. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The uncertainty of financial markets could adversely affect the Company's business.

The Company may, from time to time, have cash in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash.

9. Subsequent Events

The Company has evaluated subsequent events through February 14, 2012, the date the financial statement was available for issuance.

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The Company's Statement of Financial Condition as of December 31, 2011 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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Independent Auditors' Report

To the Member
Rockwell Securities LLC

We have audited the accompanying statement of financial condition of Rockwell Securities LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rockwell Securities LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 14, 2012

ROCKWELL SECURITIES LLC
1 Penn Plaza, 36th Floor
New York, NY 10119

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

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